

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2022

Jim Xu
Chief Executive Officer
LOBO EV TECHNOLOGIES LTD
Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
Xinwu District, Wuxi, Jiangsu
People's Republic of China, 214111

> **Re: LOBO EV TECHNOLOGIES LTD**
> **Draft Registration Statement on Form F-1**
> **Submitted September 29, 2022**
> **CIK No. 0001932072**

Dear Jim Xu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement filed September 29, 2022

Market and Industry Data, page 1

1. We note that the proxy statement/prospectus includes industry data and market data in various sources. If any of these sources were commissioned by you for use in connection with the proxy statement/prospectus, please file consents pursuant to Rule 436 of the Securities Act as exhibits or tell us why you believe you are not required to do so.

Prospectus Summary, page 1

2. Please ensure that the information you provide in your summary is balanced. For example, we note your substantial market competition and limited operating history. To the extent

you cite strengths, review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section.

As a "controlled company" under the rules of the Nasdaq Capital Market,, page 51

3. The first paragraph implies that there will be multiple classes of stock outstanding after this offering, each with different voting rights. If that is not true, please revise to eliminate that implication. If it is true, revise throughout to discuss the terms of and risks related to the different classes of stock.

Trend Information, page 69

4. Risk factor disclosure on page 30 of your prospectus identifies inflationary pressures as a factor that may adversely affect your business and your ability to achieve or maintain profitability. Please expand your disclosure here and in your discussion on page 76 and update your applicable risk factor to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Business, page 93

5. Please revise this section to discuss your manufacturing operations in more detail, including the utilization of your manufacturing facilities. Refer to Item 4.D of Form 20-F. In this regard, you disclose on page 108 that you have a manufacturing facility, but the table of employees on the preceding page indicates that you have no employees who perform manufacturing duties.

6. Please disclose whether and how your business, products, lines of service, projects or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine or in light of the effectiveness of the UFLPA. For example, discuss whether you have or expect to:
   - suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; reduced headcount; or delayed projects;
   - experience labor shortages that impact your business;
   - experience cybersecurity attacks in your supply chain;
   - experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or cotton, polysilicon, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
   - experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
   - be unable to supply products at competitive prices or at all due to export restrictions,

>   sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
> - be exposed to supply chain risk in light of Russia's invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension or have sought to "de-globalize" your supply chain.
>
> Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Strengthen cost control, page 97

7. Please revise this section to provide specific, concrete disclosure about how you intend to implement cost control instead of vague statements like "the innovation of internal management and the optimization of process flow."

Foreign Private Issuer Exemption, page 116

8. Please revise to state clearly and explicitly whether you will rely on the home country practices discussed in this section.

RELATED PARTY TRANSACTIONS, page 120

9. We note your amounts due from related parties. Please update your disclosure in this section to be as of the most recent practicable date.

Voting Rights, page 123

10. Please clarify what you mean by "the date of deposit of the requisition."

Financial Statements, page F-1

11. Please revise to include updated financial statements in accordance with Item 4A(b)(2) of Form F-1 and Item 8.A.5 of Form 20-F.

Notes to Consolidated Financial Statements
7. Prepaid Expenses and Other Current Assets, page F-17

12. Please tell us the nature of the "advances to employees." Note that Exchange Act Section 13(k)(1) prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure this arrangement will be extinguished prior to the closing of the offering, or tell us why this provision does not apply to this loan. Please provide the same information with regard to loans to the CEO, Huajian Xu per note 15 on page F-21. Please also revise your disclosure on page 120.

9. Intangible Assets, Net, page F-18

13. We note significant increases to your capitalized software during 2021. Please revise to

address the following:

- Identify whether your statement concerning capitalized software for internal use that had not been completed applies to the purchased software or capitalized software development costs.
- Clarify if your capitalized software development costs are in the preliminary project stage or the application development stage and how you determined capitalization was appropriate.

Refer to ASC 350-40-25.

17. Equity, page F-23

14. We note from (a) that you issued 50,000 shares of common stock in exchange for the ownership in Jiangsu Lobo. Please address the following:
    - Clarify what is meant by "ownership" in Jiangsu Lobo (e.g., common stock).
    - Clarify why a subscription receivable was recorded as still collectible considering you received ownership in Jiangsu Lobo and paid for such ownership with 50,000 shares of your common stock. It is unclear what the unrecovered consideration represents given that the consideration appears to be ownership in Jiangsu.

Exhibits

15. Please remove the filing fee table from your cover page and file it as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

16. Please file the agreements mentioned on page 112 and any material lease agreements as exhibits to your registration statement or explain why you are not required to do so.

17. Exhibit 23.4 refers to an Exhibit 8.3, but no such exhibit is listed in your exhibit index. Exhibits 8.1 and 8.2 are also not listed. Please revise or advise.

General

18. Please remove the exclusion of Hong Kong and Macau from your definition of "China" or the "PRC."

19. Please revise to clarify whether you offer independently or your products include in-vehicle entertainment, particularly given the industry data you include on page 84.

You may contact Heather Clark at (202) 551-3624 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence Venick